Exhibit 11
Computation of Per Share Earnings

	Three Months Ended
	January 31,
	2008		2007
(in thousands, except per share data)	Basic	Diluted	Basic	Diluted

Net income	$7,805	$7,805	$5,395	$5,395

Weighted average shares outstanding	6,401	6,401	6,362	6,362

Dilutive effect of stock options	--	32	--	56
	6,401	6,433	6,362	6,418

Earnings per common share	$1.22	$1.21	$0.85	$0.84

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